August 8, 2008

Catherine Brown
U.S. Securities Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Zhong Sen International Tea Company
                      Amendment No. 1 to Registration Statement on Form S-1
                      Filed July 23, 2008
                      File No. 333-151970

Dear Ms. Brown:

We represent Zhong Sen International Tea Company (the “Company” or “Zhong Sen). We are in receipt of your letter dated August 6, 2008 regarding the above referenced filing and the following are our responses:

General

1.
We note your response to comment 1 in our letter dated July 18, 2008, and your indication that you are not a “blank check company.”  In a prominent place in your prospectus please disclose this fact and disclose, if true, that Mr. Trulio has no plans or intentions to merge the company with an operating company. Please also disclose that management and affiliates of your company previously have been involved in the management of development stage companies that have not timely filed reports with us and have generated no or minimal revenues and explain exactly why those companies were formed and when. Please also provide appropriate risk factor disclosure regarding the fact that your management and affiliates of your company have a history of forming companies that have no specific business plan or do not pursue their stated business plan.

Answer:
Please note that the “Introduction to the Company” on Page 5 and “Description of Business” section on Page 15 have been revised to disclose that Mr. Trulio has no plans or intentions to merge the company with an operating company and explain that management and affiliates of the Company were previously involved in companies that have not timely filed reports and generated no or minimal revenues to explain exactly why these companies were formed and when.  In addition, a risk factor disclosure regarding the fact that the Company’s management and affiliates previously have been involved in the management of development stage companies that have not timely filed report with the SEC and have generated no or minimal revenues.

Description of Business, page 10

Sales and Marketing Agreement, page 10

2.
Although you state that you will continue to identify other tea companies in China that produce high quality tea products that might utilize your services, your disclosure also states that you currently are negotiating with only one Chinese tea producer and that you will not pursue additional clients upon the execution of an       agreement with one producer, “as it would create a conflict of interest by providing services to multiple clients producing the same product.”  Later disclosure in the description of your business states that there “is a tremendous density of small to mid-sized 1 {sic} tea producers which creates a considerable market opportunity.” If you only plan to enter into an agreement with one tea producer, please explain how the density of small to mid-sized tea producers creates a market opportunity for you.  Please also explain how you will receive a percentage of sales from multiple tea producers (as indicated under the heading “Business Model”) and multiple sources (as indicated under the heading “Revenue Model”) if you only expect to enter into an agreement with one tea producer.

Answer:	The S-1 has been revised to clarify that it is currently in final negotiations with one company and it will continue to negotiate with other potential companies.

3.
In the description of your business in your initial filing, you stated on page 10 that you expect to market the tea initially in the United States and that expansion outside of this market in the near future is not contemplated due to the risks associated with leaving a familiar market.  In this amendment, you state in the prospectus l) on page 10 that “you entered into negotiations with several companies…which…wish to expand their businesses by marketing their products around the world” and 2) on page 11 that “upon the execution of a sales and marketing agreement, [you] will begin to simultaneously market the product in in [sic] the US and Western Europe, as well as Asia, where tea is a staple in day-to-day life.” Please describe with more specificity how you plan to market the tea outside of the United States, including a discussion of any relevant experience your principals have in this regard.  Please also add appropriate risk factor disclosure describing the risks associated with engaging in sales and marketing in an unfamiliar market.

Answer:
The Sales and Marketing section has been revised to disclose the Company’s plan to distribute and sales of tea products outside the US, including the relevant experience of Mr. Trulio.  A risk factor describing the risks associated with engaging in sales and marketing in an unfamiliar market has also been added.

Plan of Operation, page 14

4.	Please update your plan of operation disclosure to reflect the developments you describe under the description of your business.

Answer:	The Plan of Operations has been revised to reflect the developments described under the Description of Business section.

Capital Resources and Liquidity, page 15

5.
You disclose that you “expect to hire additional employees for sales, administrative and finance support staff, as necessary” but you do not include any costs for this staff in the breakdown of expenses you expect to incur in the next twelve months.  Please explain how you intend to compensate the staff you expect to hire.

Answer:	This section has been revised to add the related language to disclose how these employees will be paid and also added expenses incurred hereto.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
           GREGG E. JACLIN